July 23 2012	Laurel C. Neale
T +44 20 3122 1238
F +44 20 3122 1219
laurel.neale@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto

Re:	Baillie Gifford Funds (Registration No. 811-10145) — Responses to Comments Regarding Post-Effective Amendment No. 13 to Registration Statement on Form N-1A

Dear Ms. Rossotto:

On April 30, 2012, Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed Amendment No. 13 (“Amendment No. 13”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A.  On June 15, 2012, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 13.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, in the main body of text below.

During our June 15, 2012 telephone conversation, you acknowledged that the shares of the Trust are not registered under the Securities Act of 1933, as amended, and that several of the requirements of Form N-1A do not apply, or else apply in a limited or altered manner, to registered investment companies whose shares are similarly unregistered (“1940 Act-Only Funds”).  Several of the responses in this comment response letter reflect the Trust’s interpretation of the Form N-1A requirements as may be applied to 1940 Act-Only Funds, elements of which we previously discussed with Mr. Haughton Hallock of the Staff, who was the Staff reviewer of the Trust’s registration statement in prior years.

As of the date hereof, the Trust is filing Amendment No. 14 to its Registration Statement (“Amendment No. 14”) in connection with the addition of a new series of the Trust.  To the extent responses below indicate that changes have been made in response to a comment, those changes are reflected in Amendment No. 14.

Private Placement Memorandum

Cover Page

1.             On the Cover Page of the Private Placement Memorandum, please consider shortening the introductory paragraph following the Funds’ investment objectives.

Response:  The Registrant notes that, although Item 1 of Form N-1A sets forth certain requirements regarding the information and format of the information to be included in the Cover Page, (1) Item 1 is not applicable to 1940 Act-Only Funds such as the Trust.(2)  Nevertheless, the Registrant has replaced the introductory paragraph that immediately follows the Funds’ investment objectives with a cross-reference to the body of the Memorandum, which reads as follows: “Information on purchasing or redeeming shares of each Fund is available in the “PURCHASE OF SHARES” and “REDEMPTION OF SHARES” sections below.”

All Funds — Fees and Expenses

2.             In the “Fees and Expenses” table for each Fund, please consider changing the term “Purchase Premium (as a percentage of amount purchased)” to “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price),” to reflect the terminology suggested in Item 3 of Form N-1A.

Response:  Although Item 3 of Form N-1A prescribes use of the term “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price),” the Registrant respectfully submits that this terminology does not appropriately describe the fee that is represented in this line of the table.  The Funds do not charge a sales charge (load) that is paid by a principal underwriter to brokers or other intermediaries in connection with distribution or servicing of accounts, but rather, due to the institutional investor base and the large minimum size of investments coming into each Fund, the Funds impose (and retain) a purchase premium designed to offset the transaction costs associated with investing cash following a purchase of Fund shares.  Therefore, the Registrant respectfully submits that the current description in Amendment No. 13 more accurately reflects the nature of this fee. The Registrant also notes that the technical requirements of Item 3 of Form N-1A are not applicable to the Funds as 1940 Act-Only Funds.(3)

(1)  See Form N-1A, Instruction C.3(a) (“Do not precede these Items with any other Item except the Cover Page (Item 1)…”) and Item 1 (“A Fund may include on the front cover page a statement of its investment objectives, a brief (e.g. one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instructions C.3(b).”) to Form N-1A.

(2)  See Form N-1A, General Instruction B (2)(b) (“For registration statements or amendments filed only under the Investment Company Act, include the facing sheet of the Form, responses to all Items of Parts A (except Items 1, 2, 3, 4, and 13), B, and C (except Items 28(e) and (i)-(k)), and the required signatures.”)

(3)  See footnote 2 above.

3.             In the “Fees and Expenses” table for each Fund, please revise the heading “Shareholder Transaction Expenses” to read instead as “Shareholder Fees (fees paid directly from your investment)” in accordance with Item 3 of Form N-1A.  Also please insert a blank line or other spacing before the heading “Annual Fund Operating Expenses.”

Response:  Although the Registrant notes that the technical requirements of Item 3 of Form N-1A do not apply to 1940 Act-Only Funds, the requested changes have been made.

4.             In footnote (b) to the “Fees and Expenses” table for the International Equity Fund and in the corresponding footnote for each other Fund, please delete the word “marginally” when referring to differences between “Other Expenses” attributable to different Classes of shares.

Response:  The footnote disclosure has been revised to replace the words “Other Expenses differ marginally between Classes” with the following: “Other Expenses may differ among Classes.”

All Funds — Example of Expenses

5.             Please revise the “Example of Expenses” for each Fund to base the relevant expense calculations on an initial investment of $10,000 rather than $1,000,000 in accordance with Item 3 of Form N-1A.

Response:  Instruction 1(b) to Item 3 provides that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.”  The Registrant respectfully submits that the current narrative contains comparable information to the narrative shown, with the exception of assuming a $1,000,000 investment instead of a $10,000 investment.  Because investors in each Fund must invest a minimum of $1,000,000, the Registrant respectfully submits that presenting expense information for this amount increases the usefulness of this table for the Funds’ investors. The Registrant also notes that the technical requirements of Item 3 of Form N-1A are not applicable to the Funds as 1940 Act-Only Funds.(4)

All Funds — Principal Risks

6.             In the “Principal Risks” section of the fund summary for each Fund that includes “Emerging Markets Risk” as a principal risk, please revise the narrative description of risks to include a specific reference to emerging markets.

Response:  The opening words of the narrative description associated with Foreign Investment Risk and Emerging Markets Risk have been revised as follows (changes marked against Amendment No. 13:  “Non-U.S. Securities, and, in particular, emerging markets securities, are subject to additional risks, including less liquidity, increased volatility, less transparency . . .”.

(4)  See footnote 2 above.

The EAFE Fund — Portfolio Turnover

7.             Please supplementally confirm that, during the EAFE Fund’s most recent fiscal year, the EAFE Fund’s portfolio turnover rate was 11% of the average value of its portfolio, given that the portfolio turnover rate for the International Equity Fund’s most recent fiscal year was also listed as 11% of the average value of its portfolio.

Response:  The Registrant confirms that during the most recent fiscal year, the portfolio turnover rate for the EAFE Fund and the International Equity Fund was 11% of the average value of each Fund’s portfolio.

The EAFE Choice Fund — Principal Risks

8.             In the fund summary for the EAFE Choice Fund and in the EAFE Choice Fund’s “Principal Risks” section under “Investment Objectives and Policies,” please confirm whether “Emerging Markets Risk” is a principal risk for this Fund, given that the investment objective refers to developed markets, but not to emerging markets, and either add explicit reference to emerging market securities in the “Principal Investment Strategies” section or else delete Emerging Markets Risk from the “Principal Risks” for the Fund.

Response:  The Registrant confirms that Emerging Markets Risk is a principal risk for this Fund.  Accordingly, an explicit reference to investments in emerging market securities has been added to the “Investment Objective” section of the Fund’s summary.

The Emerging Markets Fund — Principal Investment Strategies

9.             Please modify the Emerging Markets Fund’s policy adopted in accordance with Rule 35d-1 (the “80% Test”), to make clear that the 80% Test is based on net assets (plus any borrowing for investment purposes).”

Response:   The Board of Trustees has approved the requested change, and this revision will be made to the Private Placement Memorandum and Statement of Additional Information following the 60-day shareholder notice required under Rule 35d-1 of the 1940 Act.

10.           In connection with the Emerging Markets Fund’s 80% Test, please consider clarifying that all countries contained in the MSCI Emerging Markets Index (the “MSCI EM Index”) are emerging market countries.

Response:  The Registrant confirms that the MSCI EM Index, which is designed to measure equity market performance in the global emerging markets, currently covers over 2,700 securities in 21 markets that are classified as emerging market countries.  As such, the MSCI EM Index provides a commonly accepted proxy for emerging markets countries, as this term is generally accepted and understood within the investment community. The Registrant believes that the potential investors in the Fund understand that the MSCI EM Index includes securities that are tied to emerging market countries and that the Fund’s 80% Test is therefore linked to securities that are tied to emerging market countries as required by Rule 35d-1.  The

Registrant therefore believes that no further clarification within the Private Placement Memorandum is necessary.

North American Equity Fund — Examples of Expenses

11.           Given that the North American Equity Fund has not yet commenced operations, in the “Example of Expenses” table in the fund summary, please remove the columns for the 5- and 10-year periods, as described in Instruction 6(b) to Item 3 of Form N-1A.

Response:  The requested change has been made.

Investment Objectives and Policies

12.           In the introductory paragraph of the “Investment Objectives and Policies” section of the Private Placement Memorandum, please consider clarifying the phrase “issuers with relatively modest capitalization that are subject to specific risks.”

Response:  The Registrant has revised this language to provide the requested clarification.  The phrase now reads as follows: “The Funds are subject to numerous risks that are described in this Memorandum, in particular, in the case of those Funds that may be invested substantially in non-U.S. issuers, in issuers in emerging markets, and/or in issuers with smaller to medium-sized market capitalizations (e.g., market capitalizations of less than $5 billion).”

13.           For each Fund, please supplementally confirm that all of the information included in the “Investment Policies” section for the Fund supports a description of how that Fund intends to achieve its investment objectives and/or relates to a principal investment strategy, as required by Item 9(b) of Form N-1A.  If any of the information currently listed in the “Investment Policies” section does not relate to how the Fund intends to achieve its investment objectives, please consider moving this information to the Statement of Additional Information.

Response:  The Registrant hereby confirms that all of the information included in the “Investment Policies” section for the Fund supports a description of how that Fund intends to achieve its investment objectives and/or relates to a principal investment strategy, as required by Item 9(b) of Form N-1A.  In addition, in order to more closely align the disclosure in the “Investment Policies” section with the “Principal Investment Strategies” section in the Fund summary, we have added the following language, where relevant, to the “Principal Investment Strategies” section within the applicable Fund summary: “Currency hedging is permitted, at the discretion of the Manager, to attempt to preserve the Fund’s investments in U.S. dollar terms.  The Fund will aim to remain fully invested in equities, holding cash and cash equivalents primarily during periods of investment reallocation, or as a result of admissions to or withdrawals from the Fund.”

14.           In paragraph (c) of the “Investment Policies” description relating to The EAFE Fund and in the corresponding paragraph for each other Fund, please revise the clause “Currency hedging shall be permitted” to read as either “Currency hedging is permitted” or “Currency Hedging will be permitted.”

Response:  The language has been revised to state that “Currency hedging is permitted.”

Primary Investment Risks

15.           Given that some of the Funds invest in securities of companies located in the Middle East, please consider describing any relevant risks specific to investments in the Middle East.

Response:  The Registrant has revised the “Emerging Markets Risk” section under “Primary Investment Risks” to include a reference to fluctuations in oil prices, which the Registrant believes is a risk specific to investments in the Middle East.  In addition, the Registrant has added a separate paragraph to this section describing some of the major relevant risks specific to investments in the Middle East.

Other Important Information About the Funds

16.           Please consider either including in the fund summaries specific disclosure about the interpretation of how issuers are deemed to be “located in” a particular country or adding a cross-reference to the information in the paragraph entitled “Location of Issuers” in the “Other Important Information About the Funds” section.

Response:  In the “Principal Investment Strategies” section of each of the fund summaries, the Registrant has added a cross-reference to the information in the paragraph entitled “Location of Issuers” in the “Other Important Information About the Funds” section.

Multiple Classes

17.           Please consolidate apparently repetitive language in the last two paragraphs of the sub-section titled “Shareholder Service Fees.”

Response.  The requested change has been made.

18.           Please make consistent references to “shareholder” and “client” in the second paragraph of the sub-section titled “Eligibility for Classes.”

Response.  The requested change has been made.

Redemption of Shares

19.           In the paragraph describing in-kind redemptions, please consider clarifying whether an in-kind redemption would be distributed pro rata and describing which party makes the determination as to which assets to include in an in-kind redemption.

Response:  In response to the comment, the Registrant has added a sentence stating: “Securities and other assets distributed in kind by a Fund will be selected by the Manager in light of the Fund’s investment objective and generally will not represent a pro-rata distribution of each holding in the Fund’s portfolio.”

20.           Please supplementally confirm whether the Board of Trustees has adopted policies and procedures to deter short-term trading.

Response:  The Registrant confirms that the description of the Trust’s policies and procedures to deter short-term trading in this section is authorized by the Board of Trustees of the Trust.

Management of the Trust

21.           In the paragraph summarizing the aggregate advisory fees paid by each of the Funds, please clarify that the percentages listed are percentages of the respective Fund’s average net assets.

Response:  The requested change has been made.

Statement of Additional Information

Investment Objectives, Policies and Restrictions

22.           In connection with the Funds’ fundamental policies numbered (2) and (7), please consider including a description of the applicable laws referenced in such policies.

Response:  The requested change has been made by the addition of the following clarifying language following the list of policies: “In determining whether a transaction is permitted by applicable law, regulation, or order, each Fund currently construes fundamental policies (2) and (7) above not to prohibit any transaction that is permitted under Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder, as interpreted or modified, or as may otherwise be permitted by regulators having jurisdiction from time to time.”

Management of the Trust

23.           In the discussion of the Board’s leadership structure, please indicate why the Funds have determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Funds, as required by Item 17(b)(1) of Form N-1A.

Response:  The discussion of the Board’s leadership structure has been revised as follows (marked against disclosure in Amendment No. 13): “The Board reviews its leadership structure periodically and believes that its structure is appropriate to enable the Board to oversee the Funds, after taking into account the characteristics of the Funds, their investment strategies and policies and the institutional nature of the investor base to which the Funds’ shares are offered.”

24.           Please include a statement that the Funds’ shares are offered continuously, as required by Item 25(a)(2) of Form N-1A.

Response:  The Registrant observes that Item 25(a)(2) of Form N-1A requires disclosure regarding continuous offering with respect to each principal underwriter.  As the Funds are 1940 Act-Only Funds and have not engaged any principal underwriters to distribute Fund shares, the Trust respectfully submits that no further disclosure is required under the Form. Nevertheless, the Registrant made the following revision to the “Purchase of Shares” section of the Private Placement Memorandum (marked against disclosure in Amendment No. 13): “Shares of each Fund are offered on a continuous basis, unless otherwise indicated in this Memorandum or the SAI, and purchases are permitted on any day on which the New York Stock Exchange is open for unrestricted trading.”

*      *      *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions or comments with respect to this letter to the undersigned at (+44) 20 3122 1238 or to George B. Raine at (617) 951-7556.

Very truly yours,

/s/ Laurel C. Neale

Laurel C. Neale

cc:	Angus N. G. Macdonald, Baillie Gifford Overseas, Ltd.
George B. Raine, Ropes & Gray LLP
Maureen A. Miller, Vedder Price P.C.